Exhibit 4.20

ENGLISH SUMMARY OF THE ASSET PURCHASE AGREEMENT (ORIGINAL LANGUAGE – HEBREW)

BY AND AMONG

SHAGRIR TOWING SERVICES LTD.,

SHAGRIR (1985) LTD.

AND

POINTER (EDEN TELECOM GROUP) LTD.

Dated January 3, 2005
(the “Agreement”)

Description:

Activities and Assets Purchased by Pointer:

Consideration:

NIS 40 Million Loan

Security on the NIS 40 Million Loan

Warrant to Purchase 25,000,000 Ordinary Shares of
Nexus Telocation Systems Ltd. ("Nexus")

Asset Purchase Agreement pursuant to which
Pointer (Eden Telecom Group) Ltd. ("Pointer")
shall purchase certain activities and assets of
Shagrir Towing Services Ltd. and its subsidiary,
Shagrir (1985) Ltd. (together, "Shagrir").

(i) The goodwill of Shagrir in the field of
     mobile automobile repair, towing and
     replacement vehicle services, including
     intellectual property; and
(ii) Certain fixed and quick assets of
     Shagrir, including NIS 10 million in cash.

Approximately NIS 200 million.

At the closing, Shagrir shall make available to
Pointer a NIS 40 million loan, repayable in
twenty quarterly installments commencing February
28, 2006 and with interest payable at a rate of
6.5% per annum.

As security on the 40 Million loan, Pointer shall
grant Shagrir a second ranking fixed charge over
Pointer's rights to proceeds from transactions
with Clal Insurance Company Ltd. and The Israel
Phoenix Insurance Company Ltd.

At the closing, Nexus shall grant Shagrir a two
year warrant to purchase up to 25,000,000 of
ordinary shares of Nexus, nominal value NIS 0.03
each, at an exercise price per share of $0.18.